SHOE CARNIVAL

Shoe Carnival, Inc.
2002 Annual Report

SHOE CARNIVAL

Shoe Carnival is a leading retailer of family footwear operating 207 stores in the Midwest, South and Southeast regions of the United States.

The combination of an entertaining shopping environment in a large store format, value pricing, low cost structure and advanced information systems distinguishes Shoe Carnival from our competitors. We create value for our shareholders by providing value to our customers.

The Shoe Carnival shopping experience is unlike any other retail shopping experience.

Shoe Carnival is proud to unveil a new corporate identity with this annual report. In August 2002, a new, updated store design and company logo were created. The new store design incorporates a contemporary color palette, dramatically improved visual graphics and an enhanced way-finding system to improve the shoppability of the store. This updated store design will be featured in all new store openings and remodels in the future. The company logo on the cover reflects this new store design and begins the evolution of our corporate image.

Financial Highlights

Shoe Carnival, Inc.

	Fiscal Years			Percent Change		
	2002	2001	2000	2002/01	2001/00	2000/99
Sales (000's)	**$519,699**	$476,556	$418,164	9.1%	14.0%	23.0%
Net Income (000's)	**$ 15,840**	$ 12,575	$ 9,723	26.0%	29.3%	(18.7)%
Per Share:						
Net Income (diluted)	**$ 1.22**	$ 1.01	$ .78	20.8%	29.5%	(11.4)%
Shareholders' Equity	**$ 10.37**	$ 9.07	$ 8.05	14.4%	12.6%	12.6%
Stores at year-end	**207**	182	165	13.7%	10.3%	19.6%

Table of Contents

Letter to Shareholders

Shoe Carnival produced another year of excellent results in 2002 despite the challenging economic environment and tough earnings comparisons from 2001. Record sales and earnings were achieved, substantial cash flow was generated and our balance sheet strengthened considerably. While we were not immune to the weak business climate, our results significantly outperformed most of our competitors.

We believe that our record results achieved in this difficult retail landscape are a testament to the strength of our management team and the strength of the Shoe Carnival concept. We continue to focus on providing our customer with trend-right footwear in an exciting family shopping atmosphere.

2002 Highlights

Net sales for the full year 2002 rose 9.1 percent to a record $519.7 million from sales of $476.6 million in 2001. While we aggressively add new stores to the chain, we continue to eliminate product lines that do not generate adequate return on investment. The liquidation of athletic apparel in 2001 and 2002 negatively impacted our comparable store sales last year. Although total comparable store sales declined by 0.4 percent in 2002, our footwear comps actually increased slightly.

Net earnings increased 26 percent to $15.8 million from $12.6 million in 2001. Earnings per share increased 21 percent to $1.22 per share, compared to $1.01 per share for the full year 2001. These increases were on top of strong gains of almost 30 percent in net earnings and earnings per share in 2001.

Despite a very promotional retail environment, the gross profit margin increased to 28.8 percent in 2002 from 28.4 percent in 2001. The increase was a direct result of our strategy to minimize seasonal clearance product by prudently managing store inventory levels, particularly the fashion-forward styles in our women's non-athletic category.

Selling, general and administrative expenses increased to 23.8 percent of sales in 2002 from 23.7 percent of sales in 2001. As planned, we accelerated our store expansion program in 2002 resulting in an increase in pre-opening expenses of almost $800,000, or 0.1 percent of sales.

Full year operating income for 2002 grew to $26.1 million, or 5 percent of sales from $22.4 million, or 4.7 percent of sales in the year prior. We are proud to have achieved our goal of a 5 percent operating margin during 2002. If the weak economy and promotional retail environment subside, we see an opportunity to expand the operating margin above 5.5 percent over the next year.

Cash flow generated from operating activities for the fiscal year 2002 increased 24 percent to $27.7 million, compared to $22.3 million in fiscal year 2001. The strong cash flow generation allowed us to continue reducing debt while we accelerated our store expansion program in 2002. Our ratio of long-term debt to total capital was only 11 percent at the end of 2002, significantly lower than the 20 percent level at the beginning of the year. These factors allowed us to end the year with a solid balance sheet. We believe that our strong cash flow from operations will continue to fund the major portion of our store expansion program in 2003 and beyond.

We opened 25 new stores in 2002 versus 18 new stores in 2001; we also entered several new markets, including Milwaukee, Cleveland and

New Orleans. First year sales in our new stores continue to track at the same level new stores have achieved for the past three years.

Over $2.8 million was invested in information systems, including the purchase of our point-of-sale system and enhancements to our merchandise planning, allocation and distribution systems. These investments should provide our management and store personnel the ability to operate more efficiently. They have already begun to produce tangible results and we expect continued benefits well into the future.

We continue to focus on adding meaningful brands to our product assortment, particularly in our women's non-athletic category. This past year we added three of America's best women's brands: Nine West®, Bandolino® and Easy Spirit®. Fashion-right brands such as these are key components in our strategy of eventually increasing our overall women's business to 30 percent of sales or greater from 25 percent in 2002.

In August 2002, we unveiled a new, updated store design and a new company logo. The new store design incorporates a contemporary color



J. Wayne Weaver
Chairman of the Board and
Mark L. Lemond
President and
Chief Executive Officer

palette, dramatically improved visual graphics and an enhanced way-finding system to improve the shoppability of the store. Importantly, we have reduced the cost to build out and fixture the new stores by approximately ten percent, which should help improve the return on investment for new stores. This updated store design will be featured in all new store openings and remodels in the future.

2003 Expectations

We plan to open approximately 40 new stores in 2003. After closing four stores we should end the year with approximately 243 stores and 3.3 million square feet of retail space. Our real estate strategy is to backfill new stores within our current geographic footprint whenever real estate opportunities become available. Additionally, because our stores are concentrated primarily in the Midwest, South and Southeast, we feel that we have considerable opportunity to grow into major new markets for the foreseeable future. Major new markets in 2003 will include Houston and San Antonio, Texas and Denver, Colorado.

We expect continued gross margin expansion in 2003 primarily for two reasons. First, by aggressively managing our inventories we expect a continued reduction in end-of-season clearance product. This strategy was successful in 2002 and we will continue this effort until we see improvements in the U.S. economy, and consequently, consumer spending. Secondly, our strategy of increasing the percentage of women's non-athletic sales is designed to improve the overall gross profit margin. Traditionally, women's product has commanded a higher gross profit margin than the other product lines we carry.

Pre-opening expenses for new stores are expected to increase $700,000 in 2003 due to the increase in the number of stores that are expected to open during the year. We expect to offset this increase by leveraging our general and administrative expenses against a higher sales base.

Even though we will accelerate new store openings, by controlling the growth in our working capital and capital expenditures we expect to end 2003 with long-term debt only slightly higher than 2002 levels.

We would like to extend our thanks to our 3,000+ associates for their support and diligent efforts during the past year in helping us achieve record results in a difficult economy. In 2002, we celebrated the achievement of a long-standing goal – a half-billion dollars in annual sales. Our sights are now set on the next plateau – $1 billion in annual sales. We have confidence in our business plan and the ability of our associates to successfully execute the plan. We are looking forward to another record setting year in 2003.

Sincerely,

J. Wayne Weaver
Chairman of the Board

Mark L. Lemond
President and
Chief Executive Officer


Sales
in millions
$280
$340
$418
$477
$520
1998
1999
2000
2001
2002
Net Income
in millions
$10.2
$12.0
$9.7
$12.6
$15.8
1998
1999
2000
2001
2002
Net Income Per Share
$.76
$.88
$.78
$1.01
$1.22
1998
1999
2000
2001
2002
Long-term Debt
in millions
$1.4
$22.3
$41.1
$27.7
$15.5
1998
1999
2000
2001
2002

Brands, Fashion and Value


BOSTON
Reebok
BANDOLINO
Timberland
DADA
NINE WEST
806
new balance
TOMMY
Lugz
claiborne
DOCKERS

Clothing fashion trends influence shoe sales. Jeans have dominated the fashion scene for several years and cross all age groups. As a result, athletic shoe sales have been strong. Casual Fridays and a trend toward relaxed office dress have correspondingly driven sales of casual men's and women's shoes. A resurgence of khaki is expected to continue demand for casual footwear. Shoe Carnival's buyers are constantly evaluating fashion predictions and trends to ensure that the


HUSH PUPPIES®
adidas
SKECHERS
keds
easyspirit
K·SWISS
Columbia Sportswear Company

footwear we have in our stores are what customers are looking for. We also evaluate the brands we stock, making sure they are strong, well-marketed, quality name brands that customers desire. Good name brands also allow for increased gross profit while providing customers with the value they expect when shopping at Shoe Carnival. Name brand shoes, at great prices, in current styles and colors, are what entices Shoe Carnival customers to buy and keeps them coming back.

Store Locations*



Corporate Headquarters and Distribution Center

*Stores as of February 3, 2003



Iowa



Wisconsin



Kansas



Missouri



Illinois



Oklahoma



Arkansas



Tennessee



Texas



Louisiana



Mississippi


Michigan


Ohio


Maryland


Indiana


West Virginia


Virginia


Kentucky


North Carolina


South Carolina


Alabama


Georgia


Florida

sporty


K·SWISS
K·SWISS
K·SWISS
K·SWISS





stylish


NINE WEST


SKECHERS






ak2
ANNE KLEIN

comfortable


MAX
AIR





casual


DOCKERS

relaxed



Clarks



Shoe Carnival, Inc.

(In thousands, except share and operating data)

Fiscal years(1)	2002	2001	2000	1999	1998
Income Statement Data					
Net sales	**$519,699**	$476,556	$418,164	$339,929	$280,157
Cost of sales (including buying, distribution and occupancy costs)	**369,912**	341,425	298,233	238,097	196,141
Gross profit	**149,787**	135,131	119,931	101,832	84,016
Selling, general and administrative expenses	**123,658**	112,736	100,692	80,888	66,464
Operating income	**26,129**	22,395	19,239	20,944	17,552
Interest expense	**785**	2,275	3,168	1,010	507
Income before income taxes	**25,344**	20,120	16,071	19,934	17,045
Income tax expense	**9,504**	7,545	6,348	7,973	6,818
Net income	**$ 15,840**	$ 12,575	$ 9,723	$ 11,961	$ 10,227
Net income per share:					
Basic	**$ 1.26**	$ 1.04	$ .79	$ .90	$ .78
Diluted	**$ 1.22**	$ 1.01	$ .78	$ .88	$ .76
Average shares outstanding:					
Basic	**12,561**	12,124	12,354	13,284	13,150
Diluted	**12,976**	12,483	12,455	13,578	13,429
Selected Operating Data(2)					
Stores open at end of year	**207**	182	165	138	111
Square footage of store space at year-end (000's)	**2,401**	2,104	1,911	1,590	1,274
Average sales per store (000's)	**$ 2,675**	$ 2,743	$ 2,744	$ 2,744	$ 2,791
Average sales per square foot	**$ 232**	$ 237	$ 237	$ 238	$ 250
Comparable store sales	**(0.4)%**	3.0%	2.5%	1.4%	3.6%
Balance Sheet Data					
Working capital(3)	**$ 96,248**	$ 93,327	$ 89,345	$ 69,672	$ 48,720
Total assets	**219,275**	201,919	187,351	162,853	120,761
Long-term debt and other indebtedness	**15,503**	27,672	41,137	22,338	1,361
Total shareholders' equity	**130,891**	112,102	96,313	93,345	82,667

(1) The Company's fiscal year is a 52/53 week year ending on the Saturday closest to January 31. Unless otherwise stated, references to years 2002, 2001, 2000, 1999, and 1998 relate respectively to the fiscal years ended February 1, 2003, February 2, 2002, February 3, 2001, January 29, 2000, and January 30, 1999. Fiscal year 2000 consisted of 53 weeks and the other fiscal years consisted of 52 weeks.

(2) Selected Operating Data has been adjusted to a comparable 52 week basis for 2000.

(3) Historical periods have been reclassified to conform to the fiscal 2002 presentation.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company's fiscal year consists of a 52/53 week period ending on the Saturday closest to January 31. Unless otherwise stated, references to the years 2002, 2001 and 2000 relate respectively to the fiscal years ended February 1, 2003, February 2, 2002, and February 3, 2001. Fiscal years 2002 and 2001 consisted of 52 weeks and fiscal year 2000 consisted of 53 weeks.

Critical Accounting Policies

It is necessary for management to include certain judgements in the reported financial results of the Company. These judgements involve estimates that are inherently uncertain and actual results could differ materially from these estimates. The accounting policies that require the more significant judgements by management are:

Merchandise Inventories - Merchandise inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) method. In determining market value, management estimates the future sales price of items of merchandise contained in the inventory as of the balance sheet date. Factors considered in this determination include among others, current and recently recorded sales prices, the length of time product has been held in inventory and quantities of various product styles contained in inventory. The ultimate amount realized from the sale of certain product could differ materially from management's estimates. The Company also estimates a shrinkage reserve for the period between the last physical count and the balance sheet date. The estimate for the shrinkage reserve can be affected by changes in merchandise mix and changes in actual shrinkage trends.

Valuation of Long-lived Assets – The Company reviews long-lived assets whenever events or circumstances indicate the carrying value of an asset may not be recoverable and annually when no such event has occurred. Management evaluates the ongoing value of assets associated with retail stores that have been open longer than one year. When undiscounted cash flows estimated to be generated by those assets are less than the carrying value of those assets, impairment losses are recorded. When events such as these occur, the impaired assets are adjusted to estimated fair value and an impairment loss is recorded in selling, general and administrative expenses. Management's assumptions and estimates used in the evaluation of impairment, including current and future economic trends for stores, are subject to a high degree of judgment and if actual results or market conditions differ from those anticipated, additional losses may be recorded.

Deferred Income Taxes – The Company calculates income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires the use of the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on the difference between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the tax rates in effect in the years when those temporary differences are expected to reverse. Inherent in the measurement of these deferred balances are certain judgments and interpretations of existing tax law and other published guidance as applied to the Company's operations. No valuation allowance has been provided for the deferred tax assets. The Company anticipates that future taxable income will be able to recover the full amount of the net deferred tax assets. The Company's effective tax rate considers management's judgment of expected tax liabilities in the various taxing jurisdictions within which it is subject to tax. The Company has also been involved in domestic tax audits. At any given time, multiple tax years are subject to audit by various taxing authorities.

Results of Operations

The following table sets forth the Company's results of operations expressed as a percentage of net sales for the following fiscal years:

	2002	2001	2000
Net sales	**100.0%**	100.0%	100.0%
Cost of sales (including buying, distribution and occupancy costs)	**71.2**	71.6	71.3
Gross profit	**28.8**	28.4	28.7
Selling, general and administrative expenses	**23.8**	23.7	24.1
Operating income	**5.0**	4.7	4.6
Interest expense	**0.2**	0.5	0.8
Income before income taxes	**4.8**	4.2	3.8
Income tax expense	**1.8**	1.6	1.5
Net income	**3.0%**	2.6%	2.3%

2002 Compared to 2001

Net Sales

Net sales increased $43.1million to $519.7 million in 2002, a 9.1% increase over net sales of $476.6 million in 2001. The increase was attributable to the sales generated by the 25 stores opened in 2002 and the effect of a full year's worth of sales for the 17 stores opened in 2001 (net of one store closed), partially offset by a comparable store sales decrease of 0.4%. The decrease in comparable store sales resulted from the discontinuation of athletic apparel in all stores and handbags in certain stores. Footwear sales in comparable stores were up 0.1% for the year.

Gross Profit

Gross profit increased $14.7 million to $149.8 million in 2002, a 10.9% increase from gross profit of $135.1 million in 2001. The Company's gross profit margin increased to 28.8% from 28.4% in 2002. As a percentage of sales, the merchandise gross profit margin increased 0.6% and buying, distribution and occupancy costs increased 0.2%. The increase in the merchandise gross profit margin was primarily driven by increases in our women's non-athletic category and our adult athletic catagory. The fiscal 2002 key merchandise strategy of lowering merchandise inventory levels of seasonal fashion product in order to reduce our exposure to markdowns has proven successful in strengthening our overall gross profit margin.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $11.0 million to $123.7 million in 2002 from $112.7 million in 2001. As a percentage of sales, these expenses increased 0.1% in 2002 primarily as a result of higher pre-opening costs. The aggregate of pre-opening expenses for the 25 new stores in 2002 was approximately $2.0 million, or 0.4% of sales, and $1.2 million, or 0.3% of sales, for the 18 new stores in 2001.

Interest Expense

Interest expense decreased to $785,000 (net of interest income of $35,000) in 2002 from $2.3 million (net of interest income of $72,000) in 2001. The decrease was attributable to substantially lower average borrowings outstanding and a lower effective interest rate. The weighted average interest rate on total debt was 4.1% in 2002 and 5.6% in 2001.

Income Taxes

The effective income tax rate was 37.5% in 2002 and 2001. The effective income tax rate for both years differed from the statutory rate due primarily to state and local income taxes, net of the federal tax benefit.

2001 Compared to 2000

Net Sales

Net sales increased $58.4 million to $476.6 million in 2001, a 14.0% increase over net sales of $418.2 million in 2000. The increase was attributable to the sales generated by the 18 stores opened in 2001, the effect of a full year's worth of sales for the 27 stores opened in 2000 (net of five stores closed) and a comparable store sales increase of 3.0%. Partially offsetting the sales increase was an additional week of sales included in 2000. Excluding the impact of the extra week of sales, total sales increased 15.5% from the year 2000 to the year 2001. The increase in comparable store sales was generated by athletic footwear and children's non-athletic footwear.

Gross Profit

Gross profit increased $15.2 million to $135.1 million in 2001, a 12.7% increase from gross profit of $119.9 million in 2000. The Company's gross profit margin decreased to 28.4% from 28.7% in 2000 due to a decrease in the merchandise gross profit margin. Buying, distribution and occupancy costs, as a percentage of sales, were flat with the prior year. The decrease in merchandise margins resulted from a decline in the gross profit margins realized from the sale and liquidation of fall and winter product during the fourth quarter. Due to unseasonably warm weather and a very competitive retail environment throughout the fourth quarter, it was necessary to take substantial markdowns, particularly in the seasonal dress and casual shoes, and boots.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $12.0 million to $112.7 million in 2001 from $100.7 million in 2000. As a percentage of sales, these expenses decreased 0.4% in 2001 primarily as a result of lower pre-opening costs. The aggregate of pre-opening expenses for the 18 new stores in 2001 was approximately $1.2 million, or 0.3% of sales, and $2.4 million, or 0.6% of sales, for the 32 new stores in 2000.

Interest Expense

Interest expense decreased to $2.3 million (net of interest income of $72,000) in 2001 from $3.2 million (net of interest income of $49,000) in 2000. The decrease was attributable to a lower effective interest rate. Partially offsetting the benefit of the lower interest rates was a slight increase in the average borrowings outstanding over the prior year. The weighted average interest rate on total debt was 5.6% in 2001 and 8.2% in 2000.

Income Taxes

The effective income tax rate decreased to 37.5% for 2001 from 39.5% for 2000. The decrease resulted from lower state income taxes. The effective income tax rate for both years differed from the statutory rate due primarily to state and local income taxes, net of the federal tax benefit.

Liquidity and Capital Resources

The Company's sources and uses of cash are summarized as follows:

(000's) Fiscal years	2002	2001	2000
Net income plus depreciation and amortization	$ 28,324	$ 23,747	$ 20,069
Deferred income taxes	296	116	1,237
Working capital increases	(1,515)	(1,992)	(18,428)
Other operating activities	616	459	232
Net cash provided by operating activities	27,721	22,330	3,110
Net cash used in investing activities	(17,724)	(9,369)	(12,979)
Net cash used to repurchase common shares	–	–	(7,576)
Net cash (used in) provided by other financing activities	(9,674)	(10,729)	18,997
Net increase in cash and cash equivalents	323	2,232	1,552
Cash and cash equivalents at beginning of year	5,459	3,227	1,675
Cash and cash equivalents at end of year	$ 5,782	$ 5,459	$ 3,227

The Company's primary sources of funds are cash flows from operations and borrowings under its revolving credit facility. Cash provided from operating activities was $27.7 million, $22.3 million and $3.1 million in 2002, 2001 and 2000, respectively. Excluding changes in operating assets and liabilities, $29.2 million, $24.3 million and $21.5 million was provided by operating activities in 2002, 2001 and 2000, respectively. Merchandise inventories increased $10.5 million to $146.1 million at February 1, 2003 compared with $135.6 million at February 2, 2002. The net increase in merchandise inventories resulted primarily from the 25 additional stores operated at February 1, 2003 offset in part by a per-store inventory reduction of 5%.

Working capital was $96.2 million at February 1, 2003 and $93.3 million at February 2, 2002. The current ratio at February 1, 2003 was 2.6 as compared to 2.8 at February 2, 2002. The decrease from the prior year was primarily a result of an increase in accounts payable and accrued and other liabilities. Long-term debt as a percentage of total capital (long-term debt plus shareholders' equity) decreased to 10.6% at February 1, 2003 as compared to 19.8% at February 2, 2002. Cash generated by operations in 2002 was used to pay down long-term debt.

Capital expenditures, net of lease incentives, were $17.8 million in 2002, $9.8 million in 2001 and $13.8 million in 2000. These amounts include $47,000, $440,000, and $783,000 of capital lease obligations incurred in 2002, 2001 and 2000, respectively. Of the fiscal 2002 expenditures incurred, $9.1 million was for fiscal 2002 new stores, $1.2 million for stores to open in fiscal 2003, $1.1 million for remodeling and relocation of existing stores, $2.7 million on computer software and hardware, and $600,000 for additional conveyors and technology for our distribution center. The remaining capital expenditures in 2002 were primarily for various store improvements, loss prevention and technology.

Capital expenditures, including assets acquired through leasing arrangements but net of lease incentives, are expected to be $17 million to $19 million in fiscal 2003. The actual amount of cash required for capital expenditures depends in part on the number of new stores opened, the amount of lease incentives, if any, received from landlords and the number of stores remodeled. The opening of new stores will be dependent upon, among other things, the availability of desirable locations, the negotiation of acceptable lease terms and general economic and business conditions affecting consumer spending in areas the Company targets for expansion.

In fiscal 2003, the Company intends to open approximately 40 stores at an expected aggregate cost of between $12.5 million and $13 million. The remaining capital expenditures are expected to be incurred for store remodels, visual presentation enhancements and various other store improvements along with continued investments in technology.

The Company's current store prototype utilizes between 8,000 and 15,000 square feet depending upon, among other factors, the location of the store and the population base the store is expected to service. Net capital expenditures for new stores in 2003 are expected to average approximately $320,000. An updated store design, which will be used in all new stores in 2003 and beyond, will lower the cost to build a store by approximately 10% from historical levels. The average inventory investment in a new store is expected to range from $450,000 to $750,000, depending on the size and sales expectation of the store and the timing of the new store opening. Pre-opening expenses, such as advertising, salaries and supplies, are expected to average approximately $67,000 per store. On a per-store basis, for the 25 stores opened during 2002, the initial inventory investment averaged $604,000, capital expenditures averaged $349,000 and pre-opening expenses averaged $79,000.

The Company's unsecured credit facility provides for up to $70 million in cash advances on a revolving basis and commercial letters of credit. Borrowings under the revolving credit line are based on eligible inventory. Cash generated by operations in 2002 was partially used to reduce the outstanding borrowings under this facility by $11.8 million. Borrowings outstanding under the credit facility were $15.2 million at February 1, 2003 and $27.0 million at February 2, 2002. Letters of credit outstanding at February 1, 2003 were $9.0 million. As of February 1, 2003, $45.8 million was available to the Company for additional borrowings under the credit facility. On March 12, 2003, the credit agreement was amended to extend the maturity date to March 31, 2005.

The Company anticipates that its existing cash and cash flow from operations, supplemented by borrowings under its revolving credit line, will be sufficient to fund its planned expansion and other operating cash requirements for at least the next 12 months.

Significant contractual obligations as of February 1, 2003 and the periods in which payments are due include:

(000's)	Payments Due By Period				
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Line of credit	$ 15,225		$15,225		
Capital leases	761	$ 468	293		
Operating leases	201,649	29,358	53,702	$48,689	$69,900
Total Contractual Cash Obligations	$217,635	$29,826	$69,220	$48,689	$69,900

See Note 5 for a discussion of long-term debt and Note 6 for a discussion of leases.

The Company has other commercial commitments in the form of letters of credit where payment is contingent upon the occurrence of certain events. As of February 1, 2003, letters of credit outstanding were $9.0 million.

Seasonality

The Company's quarterly results of operations have fluctuated, and are expected to continue to fluctuate in the future, primarily as a result of seasonal variances and the timing of sales and costs associated with opening new stores. Non-capital expenditures, such as advertising and payroll, incurred prior to the opening of a new store are charged to expense as incurred. Therefore, the Company's results of operations may be adversely affected in any quarter in which the Company incurs pre-opening expenses related to the opening of new stores.

The Company has three distinct peak selling periods: Easter, back-to-school and Christmas.

Factors That May Affect Future Results

This Annual Report contains certain forward looking statements that involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially are the following: general economic conditions in the areas of the United States in which the Company's stores are located; changes in the overall retail environment and more specifically in the apparel and footwear retail sectors; the potential impact of national and international security concerns on the retail environment; the impact of competition and pricing; changes in weather patterns, consumer buying trends and the ability of the Company to identify and respond to emerging fashion trends; risks associated with the seasonality of the retail industry; the availability of desirable store locations at acceptable lease terms and the ability of the Company to open new stores in a timely manner; higher than anticipated costs associated with the closing of underperforming stores; the inability of manufacturers to deliver products in a timely manner; and changes in the political and economic environments in the People's Republic of China, a major manufacturer of footwear, and the continued favorable trade relationships between China and the United States.

Market Risk

The Company is exposed to market risk in that the interest payable on the Company's credit facility is based on variable interest rates and therefore is affected by changes in market rates. The Company does not use interest rate derivative instruments to manage exposure to changes in market interest rates. A 1% change in the weighted average interest rate charged under the credit facility would have resulted in interest expense fluctuating by approximately $184,000 in 2002 and $335,000 in 2001.

Report of Management

Management of the Company is responsible for the preparation, integrity and objectivity of the financial information included in this Annual Report. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles and necessarily include amounts which are based upon estimates and judgments by management.

Management maintains internal accounting control systems designed to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management's authorization and the accounting records may be relied upon for the preparation of financial statements and other financial information. This system of internal controls has been designed and is maintained in recognition of the concept that the cost of controls should not exceed the benefit derived therefrom.

The Audit Committee of the Board of Directors meets periodically with management and the independent auditors to review matters relating to the Company's financial reporting, the adequacy of internal control systems and the scope and results of the annual audit. Representatives of the independent auditors have free access to the Audit Committee and the Board of Directors.

The Company's consolidated financial statements have been audited by Deloitte & Touche LLP, whose report, which follows, expresses an opinion as to the fair presentation of the financial statements and is based on an independent audit performed in accordance with generally accepted auditing standards.

Independent Auditors' Report

To the Board of Directors and Shareholders of Shoe Carnival, Inc.:

We have audited the accompanying consolidated balance sheets of Shoe Carnival, Inc., and subsidiaries as of February 1, 2003 and February 2, 2002 and the related consolidated statements of income, shareholders' equity and cash flows for the years ended February 1, 2003, February 2, 2002 and February 3, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Shoe Carnival, Inc., and subsidiaries at February 1, 2003 and February 2, 2002 and the results of their operations and their cash flows for the years ended February 1, 2003, February 2, 2002 and February 3, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Deloitte & Touche LLP
San Francisco, California
March 7, 2003 (March 12, 2003 as to Note 5)

Consolidated Balance Sheets

Shoe Carnival, Inc.

(In thousands)

	February 1, 2003	February 2, 2002
Assets		
Current Assets:		
Cash and cash equivalents	$ 5,782	$ 5,459
Accounts receivable	1,134	1,298
Merchandise inventories	146,091	135,648
Deferred income tax benefit	901	449
Other	1,890	1,816
Total Current Assets	155,798	144,670
Property and equipment-net	63,477	57,249
Total Assets	$219,275	$201,919
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable	$ 49,847	$ 42,108
Accrued and other liabilities	9,276	8,401
Current portion of long-term debt	427	834
Total Current Liabilities	59,550	51,343
Long-term debt	15,503	27,672
Deferred lease incentives	5,262	4,197
Accrued rent	2,458	2,051
Deferred income taxes	4,971	4,223
Other	640	331
Total Liabilities	88,384	89,817
Shareholders' Equity:		
Common stock, $.01 par value, 50,000 shares authorized 13,363 shares issued	134	134
Additional paid-in capital	65,828	64,752
Retained earnings	70,091	54,251
Treasury stock, at cost, 746 and 1,000 shares	(5,162)	(7,035)
Total Shareholders' Equity	130,891	112,102
Total Liabilities and Shareholders' Equity	$219,275	$201,919

See notes to consolidated financial statements

Consolidated Statements of Income

Shoe Carnival, Inc.

(In thousands, except per share data)

Fiscal years ended	February 1, 2003	February 2, 2002	February 3, 2001
Net sales	**$519,699**	$476,556	$418,164
Cost of sales (including buying, distribution and occupancy costs)	**369,912**	341,425	298,233
Gross profit	**149,787**	135,131	119,931
Selling, general and administrative expenses	**123,658**	112,736	100,692
Operating income	**26,129**	22,395	19,239
Interest expense	**785**	2,275	3,168
Income before income taxes	**25,344**	20,120	16,071
Income tax expense	**9,504**	7,545	6,348
Net income	**$ 15,840**	$ 12,575	$ 9,723
Net income per share:			
Basic	**$ 1.26**	$ 1.04	$ .79
Diluted	**$ 1.22**	$ 1.01	$ .78
Average shares outstanding:			
Basic	**12,561**	12,124	12,354
Diluted	**12,976**	12,483	12,455

See notes to consolidated financial statements

Consolidated Statements of Shareholders' Equity

Shoe Carnival, Inc.

(In thousands)

	Common Stock			Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
	Issued	Treasury	Amount				
Balance at January 29, 2000	13,345	(292)	$ 133	$63,683	$31,953	$(2,424)	$ 93,345
Exercise of stock options	18	17	1	605		90	696
Employee stock purchase plan purchases		22				125	125
Common stock repurchased		(1,153)				(7,576)	(7,576)
Net income					9,723		9,723
Balance at February 3, 2001	13,363	(1,406)	134	64,288	41,676	(9,785)	96,313
Exercise of stock options		392		464		2,622	3,086
Employee stock purchase plan purchases		14				128	128
Net income					12,575		12,575
Balance at February 2, 2002	13,363	(1,000)	134	64,752	54,251	(7,035)	112,102
Exercise of stock options		242		1,001		1,705	2,706
Employee stock purchase plan purchases		12		75		168	243
Net income					15,840		15,840
Balance at February 1, 2003	**13,363**	**(746)**	**$ 134**	**$65,828**	**$70,091**	**$(5,162)**	**$130,891**

See notes to consolidated financial statements

Consolidated Statements of Cash Flows

Shoe Carnival, Inc.

(In thousands)

Fiscal years ended	**February 1, 2003**	February 2, 2002	February 3, 2001
Cash Flows From Operating Activities			
Net income	**$ 15,840**	$ 12,575	$ 9,723
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**12,484**	11,172	10,346
Loss on retirement and impairment of assets	**278**	283	321
Deferred income taxes	**296**	116	1,237
Other	**338**	174	(88)
Changes in operating assets and liabilities:			
Accounts receivable	**381**	(231)	(373)
Merchandise inventories	**(10,443)**	(12,613)	(18,305)
Accounts payable and accrued liabilities	**8,627**	11,254	515
Other	**(80)**	(400)	(266)
Net cash provided by operating activities	**27,721**	22,330	3,110
Cash Flows From Investing Activities			
Purchases of property and equipment	**(19,144)**	(10,395)	(14,029)
Lease incentives	**1,420**	1,026	1,048
Other	**-**	-	2
Net cash used in investing activities	**(17,724)**	(9,369)	(12,979)
Cash Flows From Financing Activities			
Net (payments) borrowings under line of credit	**(11,775)**	(13,000)	19,000
Payments on long-term debt	**(848)**	(943)	(824)
Proceeds from issuance of stock	**2,949**	3,214	821
Common stock repurchased	**-**	-	(7,576)
Net cash (used in) provided by financing activities	**(9,674)**	(10,729)	11,421
Net increase in cash and cash equivalents	**323**	2,232	1,552
Cash and cash equivalents at beginning of year	**5,459**	3,227	1,675
Cash and Cash Equivalents at End of Year	**$ 5,782**	$ 5,459	$ 3,227
Supplemental disclosures of cash flow information:			
Cash paid during year for interest	**$ 985**	$ 2,506	$ 2,013
Cash paid during year for income taxes	**8,319**	7,226	4,627
Capital lease obligations incurred	**47**	440	783

See notes to consolidated financial statements

Note 1 – Organization and Description of Business

The consolidated financial statements include the accounts of Shoe Carnival, Inc. and its wholly-owned subsidiaries SCHC, Inc. and Shoe Carnival Ventures, LLC. (collectively the "Company"), and SCLC, Inc., a wholly-owned subsidiary of SCHC, Inc. All significant intercompany accounts and transactions have been eliminated. The Company's primary activity is the sale of footwear and related products through Company-operated retail stores in the Midwest, South and Southeastern regions of the United States.

Note 2 – Summary of Significant Accounting Policies

Fiscal Year
The Company's fiscal year consists of a 52/53 week period ending on the Saturday closest to January 31. Unless otherwise stated, references to the years 2002, 2001 and 2000 relate respectively to the fiscal years ended February 1, 2003, February 2, 2002 and February 3, 2001. Fiscal years 2002 and 2001 consisted of 52 weeks and fiscal 2000 consisted of 53 weeks.

Cash and Cash Equivalents
The Company considers all certificates of deposit and other short-term investments with an original maturity date of three months or less to be cash equivalents.

Merchandise Inventories
Merchandise inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) method. In determining market value, management estimates the future sales price of items of merchandise contained in the inventory as of the balance sheet date. Factors considered in this determination include, among others, current and recently recorded sales prices, the length of time product has been held in inventory and quantities of various product styles contained in inventory. The ultimate amount realized from the sale of certain product could differ materially from management's estimates.

Property and Equipment
Property and equipment is stated at cost. Depreciation and amortization of property, equipment and leasehold improvements are provided on the straight-line method over the shorter of the estimated useful lives of the assets or the applicable lease terms. Lives used in computing depreciation and amortization range from two to 30 years. Expenditures for maintenance and repairs are charged to expense as incurred. Expenditures which materially increase values, improve capacities or extend useful lives are capitalized. Upon sale or retirement, the costs and related accumulated depreciation or amortization are eliminated from the respective accounts and any resulting gain or loss is included in operations.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that full recoverability is questionable. Factors used in the evaluation include, but are not limited to, management's plans for future operations, recent operating results and projected cash flows. Impaired assets are written down to estimated fair value with fair value generally being determined based on discounted expected future cash flows.

Deferred Lease Incentives
All incentives received from landlords for leasehold improvements and fixturing of new stores are recorded as deferred income and amortized over the life of the lease on a straight-line basis as a reduction of rental expense.

Revenue Recognition
Revenue from sales of the Company's merchandise is recognized at the time of sale, net of any returns.

Store Opening Costs
Non-capital expenditures, such as advertising, payroll and supplies, incurred prior to the opening of a new store are charged to expense in the period they are incurred.

Advertising Costs
Print, radio and television communication costs are generally expensed when incurred. Internal production costs are expensed when incurred and external production costs are expensed in the period the advertisement first takes place. Advertising expenses included in selling, general and administrative expenses were $25.7 million in 2002, $22.8 million in 2001 and $19.7 million in 2000.

Segments of an Enterprise and Related Information
The Company has one business segment that offers the same principal product and service throughout the Midwest, South and Southeastern regions of the United States. Based on the current organizational structure of the Company, the financial information presented is in compliance with the applicable accounting pronouncement.

Net Income Per Share
Net income per share of common stock is based on the weighted average number of shares and common share equivalents outstanding during the year. The following table presents a reconciliation of the Company's basic and diluted weighted average common shares outstanding as required by Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share":

(000's) Fiscal years	**2002**	2001	2000
Basic shares	**12,561**	12,124	12,354
Dilutive effects of stock options	**415**	359	101
Diluted shares	**12,975**	12,483	12,455

Options to purchase 251,000, 424,000 and 679,000 shares of common stock in fiscal 2002, 2001 and 2000, respectively, were not included in the computation of diluted shares because the options' exercise prices were greater than the average market price for the period.

Stock-Based Compensation

SFAS No. 123, "Accounting for Stock-Based Compensation", requires that companies either recognize compensation expense for grants of stock options and other equity instruments based on fair value, or provide pro forma disclosure of net income and net income per share in the notes to the financial statements. At February 1, 2003, the Company has three stock-based compensation plans, which are described more fully in Note 9. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Accordingly, no compensation cost has been recognized under SFAS No. 123 for the Company's employee stock option plans. Had compensation cost for the awards under those plans been determined based on the grant date fair values, consistent with the method required under SFAS No. 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

(In thousands, except per share data) Fiscal years	2002	2001	2000
Net Income as reported	$ 15,840	$ 12,575	$ 9,723
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(832)	(861)	(1,048)
Pro forma net income	$ 15,008	$ 11,714	$ 8,675
Basic net income per share			
As reported	$ 1.26	$ 1.04	$ .79
Pro forma	$ 1.19	$ .97	$ .70
Diluted net income per share			
As reported	$ 1.22	$ 1.01	$ .78
Pro forma	$ 1.16	$ .94	$ .70

The weighted-average fair value of options granted was $9.61, $6.82 and $3.68 for 2002, 2001 and 2000, respectively.

The fair value of these options was estimated at grant date using Black-Scholes option pricing model with the following weighted average assumptions:

Fiscal years	2002	2001	2000
Risk free interest rate	4.7%	4.3%	5.9%
Expected dividend yield	0.0%	0.0%	0.0%
Expected volatility	61.3%	70.8%	71.5%
Expected term	5 Years	5 Years	5 Years

New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (the "FASB"), issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No.143 provides accounting requirements for retirement obligations associated with tangible long-lived assets. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Management does not believe that the adoption of SFAS No.143 will have a significant impact on the Company's consolidated financial statements.

Effective February 4, 2002, the Company adopted SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets". SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The adoption of SFAS No. 144 has not had a significant impact on the financial position or results from operations of the Company.

In April 2002, the FASB issued SFAS No. 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 primarily affects the reporting requirements and classification of gains and losses from the extinguishment of debt, rescinds the transitional accounting requirements for intangible assets of motor carriers, and requires that certain lease modifications with economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. SFAS No. 145 is effective for financial statements issued after April 2002, with the exception of the provisions affecting the accounting for lease transactions, which should be applied for transactions entered into after May 15, 2002, and the provisions affecting classification of gains and losses from the extinguishment of debt, which should be applied in fiscal years beginning after May 15, 2002. Management has determined that the adoption of SFAS No. 145 will have no impact on the Company's consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force ("EITF") Issue No. 94-3. The Company will adopt the provisions of SFAS No. 146 for restructuring activities initiated after December 31, 2002. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue No. 94-3, a liability for an exit cost was recognized at the date of the Company's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amounts recognized and the recognition of discontinued operations.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN No. 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", an interpretation of SFAS No. 5, 57 and 107 and rescission of FASB Interpretation No. 34, was issued. FIN No. 45 clarifies the requirements of SFAS No. 5, "Accounting for Contingencies", relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. The recognition provisions of FIN No. 45 are effective for guarantees issued or modified after December 31, 2002. Management does not believe that the adoption of FIN No. 45 will have a significant impact on the Company's consolidated financial statements.

In November 2002, the EITF reached a consensus on EITF Issue No. 02-16 "Accounting by a Reseller for Cash Consideration Received from a Vendor". This EITF addresses the classification of cash consideration received from vendors in a reseller's statement of operations. The guidance related to income statement classification is to be applied in annual and interim financial statements for periods beginning after January 1, 2003. The Company is in the process of reviewing the effect, if any, that the application of Issue No. 02-16 will have on its financial position and results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123", which amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The transition and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company will continue to account for stock-based compensation to employees under APB Opinion No. 25 and related interpretations. The Company adopted the disclosure requirements of this statement as of February 1, 2003, as reflected above in Note 2.

On January 17, 2003, the FASB issued FASB Interpretation No. 46 ("FIN No. 46"), "Consolidation of Variable Interest Entities", an interpretation of Accounting Research Bulletin 51, was issued. The primary objectives of FIN No. 46 are to provide guidance on the identification and consolidation of variable interest entities ("VIE"), which are entities for which control is achieved through means other than through voting rights. The Company does not have VIEs.

Use of Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that management make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The reported amounts of revenues and expenses during the reporting period may be affected by the estimates and assumptions management is required to make. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the fiscal 2001 and 2000 consolidated financial statements have been reclassified to conform to the fiscal 2002 presentation.

Note 3 – Property and Equipment-net

The following is a summary of property and equipment:

(000's)	February 1, 2003	February 2, 2002
Land	$ 205	$ 205
Buildings	9,109	9,034
Furniture, fixtures and equipment	67,901	56,329
Leasehold improvements	43,335	37,607
Equipment under capital leases	2,386	4,259
Total	122,936	107,434
Less accumulated depreciation and amortization	59,459	50,185
Property and equipment-net	$ 63,477	$ 57,249

Note 4 – Accrued and Other Liabilities

Accrued and other liabilities consisted of the following:

(000's)	February 1, 2003	February 2, 2002
Employee compensation and benefits	$ 4,457	$ 4,027
Other	4,819	4,374
Total accrued and other liabilities	$ 9,276	$ 8,401

Note 5 – Long-Term Debt

Long-term debt consisted of the following:

(000's)	February 1, 2003	February 2, 2002
Credit agreement	$ 15,225	$ 27,000
Capital lease obligations (see Note 6)	705	1,506
Total	15,930	28,506
Less current portion	427	834
Total long-term debt, net of current portion	$ 15,503	$ 27,672

The Company has an unsecured credit agreement (the "Credit Agreement") with a bank group, which allows for both cash advances and the issuance of letters of credit. The maximum available under the credit facility is $70 million. On March 12, 2003, the Credit Agreement was amended to extend the maturity date to March 31, 2005.

Borrowings under the amended facility are based on eligible inventory and bear interest, at the Company's option, at the agent bank's prime rate (4.25% at February 1, 2003) minus 0.5% or LIBOR plus from 0.75% to 1.5%, depending on the Company's achievement of certain performance criteria. A commitment fee is charged, at the Company's option, at 0.3% per annum on the unused portion of the bank group's commitment or 0.15% per annum of the total commitment. The Credit Agreement contains various restrictive and financial covenants, including the maintenance of specific financial ratios. Outstanding letters of credit at the end of 2002 were approximately $9.0 million. As of February 1, 2003, $45.8 million was available to the Company for additional borrowings under the credit facility.

Note 6 – Leases

The Company leases all of its retail locations and certain equipment under operating leases expiring at various dates through 2015. One hundred and eighty-nine leases provide for contingent rental payments of between 2% and 5% of sales in excess of stated amounts. Certain leases also contain escalation clauses for increases in minimum rentals, operating costs and taxes. In addition, the Company leases equipment under capitalized leases expiring at various dates through 2005. Rental expense for the Company's operating leases consisted of:

(000's) Fiscal years	2002	2001	2000
Rentals for real property	$ 28,544	$ 25,670	$ 22,102
Equipment rentals	517	446	419
Total	$ 29,061	$ 26,116	$ 22,521

Future minimum lease payments at February 1, 2003, are as follows:

(000's) Fiscal years	Operating Leases	Capital Leases
2003	$ 29,358	$ 468
2004	27,741	235
2005	25,961	58
2006	24,839	
2007	23,850	
Thereafter to 2014	69,900	
Minimum lease payments	$201,649	$ 761
Less imputed interest at rates ranging from 7.9% to 9.3%		56
Present value of net minimum lease payments of which $427 is included in current liabilities		$ 705

The present value of minimum lease payments for equipment under capital lease is included in long-term debt (see Note 5).

Investment in equipment under capital lease, which is included in property and equipment, was:

(000's)	February 1, 2003	February 2, 2002
Equipment	$ 2,386	$ 4,259
Less accumulated amortization	1,347	2,205
Equipment under capital lease-net	$ 1,039	$ 2,054

Note 7 – Income Taxes

The provision for income taxes consisted of:

(000's) Fiscal years	2002	2001	2000
Current:			
Federal	$ 8,468	$ 6,845	$ 4,518
State	740	584	593
Total current	9,208	7,429	5,111
Deferred:			
Federal	276	109	1,096
State	20	7	141
Total deferred	296	116	1,237
Total provision	$ 9,504	$ 7,545	$ 6,348

Included in other current assets are income tax receivables in the amounts of $34,000 and $263,000 as of February 1, 2003 and February 2, 2002, respectively. The Company realized a tax benefit of $730,000 in 2002, $464,000 in 2001 and $38,000 in 2000 as a result of the exercise of stock options.

A reconciliation between the statutory federal income tax rate and the effective income tax rate is as follows:

Fiscal years	2002	2001	2000
U.S. Federal statutory tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal tax benefit	2.0	1.9	5.0
Other	0.5	0.6	(0.5)
Effective income tax rate	37.5%	37.5%	39.5%

Deferred income taxes are the result of temporary differences in the recognition of revenue and expense for tax and financial reporting purposes. The sources of these differences and the tax effect of each are as follows:

(000's)	February 1, 2003	February 2, 2002
Deferred tax assets:		
Accrued rent	$ 921	$ 769
Accrued compensation	334	313
Accrued employee benefits	330	246
Federal net operating loss carryforward	–	41
Lease incentives	109	10
Other	143	180
Total deferred tax assets	$ 1,837	$ 1,559
Deferred tax liabilities:		
Depreciation	$ 3,017	$ 2,246
Purchase accounting adjustments	654	654
Inventory valuation	822	1,075
Inventory purchase discounts	1,414	1,358
Total deferred tax liabilities	$ 5,907	$ 5,333

Note 8 – Employee Benefit Plans

Retirement Savings Plan

On February 24, 1994, the Company's Board of Directors approved the Shoe Carnival Retirement Savings Plan (the "Retirement Plan"). The Retirement Plan is open to all employees who have been employed for one year, are at least 21 years of age and who work at least 1,000 hours per year. The primary savings mechanism under the Retirement Plan is a 401(k) plan under which an employee may contribute up to 20% of earnings with the Company matching the first 4% at a rate of 50%.

Employee and Company contributions are paid to a trustee and invested in up to 16 investment options at the participants' direction. The Company contributions to the participants' accounts become fully vested upon completion of three years of participation in the Retirement Plan. Contributions charged to expense in 2002, 2001 and 2000 were $368,000, $304,000 and $334,000, respectively.

Stock Purchase Plan

On May 11, 1995, the Company's shareholders approved the Shoe Carnival, Inc. Employee Stock Purchase Plan (the "Stock Purchase Plan") as adopted by the Company's Board of Directors on February 9, 1995. The Stock Purchase Plan reserves 300,000 shares of the Company's common stock (subject to adjustment for any subsequent stock splits, stock dividends and certain other changes in the common stock) for issuance and sale to any employee who has been employed for more than a year at the beginning of the calendar year, and who is not a 10% owner of the Company's stock, at 85% of the then fair market value up to a maximum of $5,000 in any calendar year. During 2002, 12,000 shares of common stock were purchased by participants in the plan and proceeds to the Company for the sale of those shares were approximately $168,000.

Deferred Compensation Plan

In 2000, the Company established a non-qualified deferred compensation plan for certain key employees who, due to Internal Revenue Service guidelines, cannot take full advantage of the Company sponsored 401(k) plan. Participants in the plan elect on an annual basis to defer, on a pre-tax basis, portions of their current compensation until retirement, or earlier if so elected. While not required to, the Company can match a portion of the employees' contributions, which would be subject to vesting requirements. The compensation deferred under this plan is credited with earnings or losses measured by the mirrored rate of return on investments elected by plan participants. The plan is currently unfunded. Compensation expense for the Company's match and earnings on the deferred amounts for 2002 and 2001 were $59,000 and $65,000, respectively. Total deferred compensation liability at February 1, 2003 and February 2, 2002 was $640,000 and $331,000, respectively.

Note 9 – Stock Option and Incentive Plans

1993 Stock Option and Incentive Plan

Effective January 15, 1993, the Company's Board of Directors and shareholders approved the 1993 Stock Option and Incentive Plan (the "1993 Plan"). The 1993 Plan reserves for issuance 1,500,000 shares of the Company's common stock (subject to adjustment for any subsequent stock splits, stock dividends and certain other changes in the common stock) pursuant to any incentive awards granted by the Compensation Committee of the Board of Directors which administers the 1993 Plan. The 1993 Plan provides for the grant of incentive awards in the form of stock options or restricted stock to officers and other key employees of the Company. Stock options granted under the plan may be either options intended to qualify for federal income tax purposes as "incentive stock options" or options not qualifying for favorable tax treatment ("non-qualified stock options"). On January 14, 2003, the 1993 Plan expired and no further stock option grants will be made under the plan. Previously issued stock option grants can be exercised for up to 10 years from date of grant.

Outside Directors Stock Option Plan

Effective March 4, 1999, the Company's Board of Directors approved the Outside Directors Stock Option Plan (the "Directors Plan"). The Directors Plan reserves for issuance 25,000 shares of the Company's common stock (subject to adjustment for any subsequent stock splits, stock dividends and certain other changes to the common stock). The Directors Plan calls for each non-employee Director to receive on April 1st of each year an option to purchase 1,000 shares of the Company's common stock at the market price on the date of grant. The option will vest six months from the grant date and expire ten years from the date of grant. At February 1, 2003, 16,000 shares of unissued common stock were reserved for future grants under the plan.

2000 Stock Option and Incentive Plan

Effective June 8, 2000, the Company's Board of Directors and shareholders approved the 2000 Stock Option and Incentive Plan (the "2000 Plan"). The 2000 Plan reserves for issuance 1,000,000 shares of the Company's common stock (subject to adjustment for any subsequent stock splits, stock dividends and certain other changes in the common stock) pursuant to any incentive awards granted by the Compensation Committee of the Board of Directors which administers the 2000 Plan. The 2000 Plan provides for the grant of incentive awards in the form of stock options or restricted stock to officers and other key employees of the Company. Stock options granted under the plan may be either options intended to qualify for federal income tax purposes as "incentive stock options" or options not qualifying for favorable tax treatment ("non-qualified stock options"). At February 1, 2003, 453,169 shares of unissued common stock were reserved for future grants under the plan.

The following table summarizes the transactions pursuant to the stock option plans for the three-year period ended February 1, 2003:

	Number of Shares	Weighted Average Exercise Price
Outstanding at January 29, 2000	1,009,346	$ 8.60
Granted	579,800	5.79
Cancelled	(66,750)	9.80
Exercised	(35,735)	8.96
Outstanding at February 3, 2001	1,486,661	7.50
Granted	15,000	11.08
Cancelled	(55,954)	6.97
Exercised	(392,791)	6.68
Outstanding at February 2, 2002	1,052,916	7.89
Granted	314,000	17.05
Cancelled	(35,326)	11.09
Exercised	(241,457)	8.48
Outstanding at February 1, 2003	**1,090,133**	**$ 10.29**
Options exercisable		
At January 29, 2000	534,382	$ 6.68
At February 3, 2001	656,131	$ 7.66
At February 2, 2002	681,741	$ 8.21
At February 1, 2003	**653,247**	**$ 8.09**

The following table summarizes information regarding outstanding and exercisable options at February 1, 2003:

	Options Outstanding		
Range of Exercise Price	Number of Options Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price
$ 4.38 – $ 6.00	384,424	6.0	$ 4.85
$ 8.25 – $10.88	121,152	6.7	$ 8.68
$11.00 – $11.50	275,390	5.9	$11.09
$11.63 – $19.56	309,167	9.1	$17.00

	Options Exercisable	
Range of Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price
$ 4.38 – $ 6.00	296,560	$ 4.97
$ 8.25 – $10.88	75,797	$ 8.68
$11.00 – $11.50	269,890	$11.08
$11.63 – $19.56	11,000	$14.79

Note 10 – Shareholders' Equity

On January 7, 2000, the Company's Board of Directors authorized a share repurchase program that allowed the Company to purchase up to $10 million of the outstanding common stock. During 1999 the Company purchased 291,900 shares at an approximate cost of $2.4 million. An additional 1,153,450 shares were purchased in 2000 at an approximate cost of $7.6 million to complete the repurchase program.

Note 11 – Contingencies

Litigation

The Company is involved in various routine legal proceedings incidental to the conduct of its business, none of which is expected to have a material adverse effect on the Company's financial position.

Note 12 – Other Related Party Transactions

The Company's Chairman and Principal Shareholder and his son are principal shareholders of LC Footwear, LLC and PL Footwear, Inc. The Company purchases name brand merchandise from LC Footwear, LLC, while PL Footwear, Inc. serves as an import agent for the Company. PL Footwear, Inc. represents the Company on a commission basis in dealings with shoe factories in mainland China, where most of the Company's private label shoes are manufactured.

The Company purchased approximately $372,000, $146,000, and $352,000 of merchandise from LC Footwear, LLC in 2002, 2001 and 2000, respectively. Commissions paid to PL Footwear, Inc. were $1.2 million, $1.0 million, and $1.2 million in 2002, 2001 and 2000, respectively.

Note 13 – Quarterly Results (Unaudited)

Quarterly results are determined in accordance with the accounting policies used for annual data and include certain items based upon estimates for the entire year. All fiscal quarters in 2002 and 2001 include results for 13 weeks. The following table summarizes results for 2002 and 2001:

(In thousands, except per share data)

2002	**First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**
Net sales	**$129,384**	**$124,626**	**$137,703**	**$127,986**
Gross profit	**39,082**	**35,761**	**40,465**	**34,479**
Operating income	**9,321**	**5,888**	**8,089**	**2,831**
Net income	**5,661**	**3,555**	**4,955**	**1,669**
Net income per share - Basic	**$ .45**	**$ .28**	**$ .39**	**$ .13**
Net income per share - Diluted	**$ .44**	**$ .27**	**$ .38**	**$ .13**

(In thousands, except per share data)

2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$117,186	$113,986	$124,778	$120,606
Gross profit	34,956	32,254	36,813	31,108
Operating income	7,669	4,629	7,881	2,216
Net income	4,290	2,502	4,625	1,158
Net income per share - Basic	$ .36	$ .21	$ .38	$ .09
Net income per share - Diluted	$ .35	$ .20	$ .37	$ .09

Directors

J. Wayne Weaver
Chairman of the Board
Shoe Carnival, Inc.

Mark L. Lemond
President and Chief Executive Officer
Shoe Carnival, Inc.

William E. Bindley[1,2*,3]
Chairman and Chief Executive Officer
Bindley Capital Partners, LLC
Indianapolis, Indiana

Gerald W. Schoor[1*,2,3]
Merchant Banker
St. Louis, Missouri

James A. Aschleman[1,2,3*]
Baker & Daniels
Indianapolis, Indiana

(1) Audit Committee
(2) Compensation Committee
(3) Nominating and Corporate Governance Committee
(*) Committee Chairman

Officers and Corporate Management

J. Wayne Weaver*
Chairman

Mark L. Lemond*
President and Chief Executive Officer

Timothy T. Baker*
Executive Vice President – Store Operations

Clifton E. Sifford*
Executive Vice President – General Merchandise Manager

W. Kerry Jackson*
Senior Vice President,
Chief Financial Officer and Treasurer

Bruce C. Boehmer
Vice President – Loss Prevention

Gregory L. Brown
Vice President – Northern Division

Mitchell A. Chandler
Vice President – Divisional Merchandise Manager

Terry L. Clements
Vice President – Information Services

Sean M. Georges
Vice President – Human Resources

David M. Groff
Vice President – Administration and
Business Development

Edward J. Hensel
Vice President – Distribution

David A. Kapp*
Vice President – Merchandise Allocation and Secretary

William D. Lackey
Vice President – Divisional Merchandise Manager

Kirk V. Light
Vice President – Store Planning and Real Estate

Scott A. Mauser
Vice President – Marketing

Steven D. Meyer
Vice President – Southern Division

Tucker Robinson, Sr.
Assistant Vice President – Athletics

* Executive Officers

Corporate Information

Annual Meeting of Shareholders

The Annual Meeting of Shareholders will be held on Thursday, June 12, 2003, at 10:00 a.m. local time at the Evansville Airport Marriott in Evansville, Indiana.

Market Information

The Common Stock of Shoe Carnival, Inc. is traded on the Nasdaq Stock Market under the symbol SCVL. The chart below sets forth the high and low stock prices for each quarter of the fiscal years 2002 and 2001.

	2002		2001	
	High	Low	High	Low
First Quarter	**$21.19**	**$13.00**	$11.00	$ 8.22
Second Quarter	**22.44**	**16.55**	13.00	9.30
Third Quarter	**20.20**	**10.00**	13.85	8.60
Fourth Quarter	**16.62**	**12.76**	14.70	8.40

At April 4, 2003, there were approximately 207 shareholders of record of the common stock and approximately 2,550 beneficial owners of the common stock.

Corporate Office

Shoe Carnival, Inc.
8233 Baumgart Road
Evansville, Indiana 47725
812-867-6471

Transfer Agent

Computershare Investor Services
2 North LaSalle Street
Chicago, Illinois 60602

Independent Auditors

Deloitte & Touche, LLP
San Francisco, California

Corporate Counsel

Baker & Daniels
Indianapolis, Indiana

Form 10-K and Investor Contact

The Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available without charge to shareholders, investment professionals and securities analysts upon written request. Requests should be directed to Investor Relations at the corporate address.

Report design by Black & White Design, Louisville, Kentucky

SHOE CARNIVAL

8233 Baumgart Road
Evansville, Indiana 47725
www.shoecarnival.com